Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 www.genasys.com

VIA EDGAR

July 22, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Eranga Dias

Geoffrey Kruczek

Re:	Genasys Inc.

Registration Statement on Form S-3

Filed June 12, 2024

File No. 333-280137

Dear Messrs. Dias and Kruczek:

We are in receipt of the Staff’s letter dated June 25, 2024 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding herein to the Staff’s comments as set forth below. Concurrently herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”). The changes made in the Amendment are in response to the Staff’s comments.

The Company’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment.

Registration Statement on Form S-3 Filed June 12, 2024

Plan of Distribution, page 9

1.

We note your disclosure stating that the “Private Placement Warrants and the shares of Common Stock may be sold in one or more transactions fixed prices, at prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices.” However, we also note that while your Common Stock is listed on Nasdaq, the Private Placement Warrants are not listed or quoted. Therefore, the Private Placement Warrants may only be resold at a fixed price unless and until they are listed or quoted. Please revise throughout to disclose the fixed price at which the selling security holders will sell the warrants until the securities are quoted on the exchange or trading market, after which those securities will be offered and sold at prevailing market prices or at negotiated prices.

Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 www.genasys.com

Company Response:

The Company respectfully acknowledges the Staff’s request that the Registration Statement be revised to disclose the fixed price at which the selling securityholders will sell warrants until the securities are quoted on the exchange or trading market, after which those securities will be offered and sold at prevailing market prices or at negotiated prices. However, the Company also respectfully notes that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the warrants may be resold by the selling security holders at various times and in various manners, it is impracticable for the Company to state in the Registration Statement a fixed price at which the warrants will be sold.

The Company respectfully advises the Staff that the outside cover page to the prospectus contained in the Registration Statement has been revised to include disclosure indicating that (a) that there is no established public trading market for the warrants and that the Company does not intend to apply for listing of the warrants on any securities exchange or recognized trading system, (b) that sales of the warrants, if any, will be made in privately negotiated transactions and (c) that the sales price for warrants will be determined in such privately negotiated transactions. The outside cover page to the prospectus contained in the Registration Statement has also been revised to indicate that the “Determination of Offering Price” and “Plan of Distribution” sections of the prospectus provide that the price at which the warrants will be sold will depend, in part, on the manner and timing of such sales, but, in any event, that the Company expects that the price will likely be derived from the market price of its common stock traded on The NASDAQ Capital Market.

Additionally, the Registration Statement has been revised to insert the following disclosure regarding the determination of the offering price of the warrants:

“There is no established public trading market for the Private Placement Warrants, and we do not expect trading markets to develop. In addition, we do not intend to apply for listing of the Private Placement Warrants on any securities exchange or recognized trading system. As described in the section entitled “Plan of Distribution,” the price at which the Private Placement Warrants will be sold will depend, in part, on the manner and timing of such sales, but, in any event, we expect such price will likely be derived from the prevailing market price of our Common Stock traded on The NASDAQ Capital Market.

The exercise price of the Private Placement Warrants was determined based on the trading price of our Common Stock when the Company agreed to issue the Warrants.”

As described above, the Company further respectfully advises the Staff that the Company has also updated the disclosure in the “Plan of Distribution” section of the prospectus to clarify that the price at which the warrants may be resold will depend on the manner of such resale, though in any event such price will be primarily derived with reference to the market price of the shares of common stock underlying such warrants.

Genasys Inc. 16262 West Bernardo Drive San Diego, CA 92127 www.genasys.com

Incorporation by Reference, page 10

2.	Please revise your list of filings that are incorporated by reference to include all required previous filings, including the Form 8-K filed October 4, 2023.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has made the corresponding changes in the Amendment on page 10.

Please direct any questions regarding the foregoing information to the undersigned at 858-676-1112. Thank you in advance for your cooperation in connection with this matter.

Sincerely, /s/ Richard S. Danforth Richard S. Danforth Chief Executive Officer Genasys Inc.

cc:	Joshua E. Little, Dentons Durham Jones Pinegar P.C.